AYRO, Inc.
900 E. Old Settlers Boulevard, Suite 100
Round Rock, Texas 78664

November 30, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mariam Mansaray and Matthew Derby

Re:	AYRO, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Originally filed on September 8, 2023, as amended on September 27, 2023
File No. 333-274439 (as amended, the “Registration Statement”)

Dear Ms. Mansaray and Mr. Derby:

On behalf of AYRO, Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 24, 2023, regarding the Registration Statement. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-3

General

1.	Please revise your disclosure to prominently discuss the dilution that will occur to existing shareholders as a result of the registration and sale of the shares being registered in this transaction. As part of your disclosure, be sure to provide qualitative and quantitative disclosure regarding the percentage of shares being registered compared to the number currently outstanding and the impact this transaction will have on existing shareholders. In addition, revise your risk factor disclosure as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosures on the cover page and page 7 of the Registration Statement to provide additional qualitative and quantitative disclosure regarding the percentage of shares being registered compared to the number currently outstanding and the impact this transaction will have on existing shareholders.

* * * * *

U.S. Securities & Exchange Commission

November 30, 2023

We thank the Staff for its review of the foregoing and the Registration Statement. Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick Werner, Esq. at (212) 659-4974.

Very truly yours,

AYRO, Inc.

By:	/s/ Thomas M. Wittenschlaeger
Thomas M. Wittenschlaeger
President and Chief Executive Officer

cc: Rick Werner, Esq., Haynes and Boone, LLP